Free Writing Prospectus (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Product Supplement EQUITY INDICES SUN-1 dated July 28, 2016)	Subject to Completion Preliminary Term Sheet dated March 2, 2017	Filed Pursuant to Rule 433 Registration Statement No. 333-212571

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-9 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.30 and $9.58 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-4 and “Risk Factors” beginning on page TS-8 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to Barclays	$ 9.80	$

(1)       For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

March     , 2017

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

Summary

The Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March  , 2022 (the “notes”) are our direct, unconditional, unsecured and unsubordinated debt securities and are not deposit liabilities of either Barclays PLC or Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the Russell 2000® Index (the “Index”), is equal to or greater than the Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements.  The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. This range of estimated values may not correlate on a linear basis with the range of Call Premiums and Call Amounts for the notes.  The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes
Issuer:	Barclays Bank PLC (“Barclays “)	Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-19 of product supplement EQUITY INDICES SUN-1.

Principal Amount:	$10.00 per unit	Call Premiums:

[$0.70 to $0.80] per unit if called on the first Observation Date (which represents a return of [7.00% to 8.00%] over the principal amount), [$1.40 to $1.60] per unit if called on the second Observation Date (which represents a return of [14.00% to 16.00%] over the principal amount), [$2.10 to $2.40] per unit if called on the third Observation Date (which represents a return of [21.00% to 24.00%] over the principal amount), and [$2.80 to $3.20] per unit if called on the final Observation Date (which represents a return of [28.00% to 32.00%] over the principal amount).

The actual Call Premiums will be determined on the pricing date.

Term:	Approximately five years, if not called	Ending Value:

The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product supplement EQUITY INDICES SUN-1.

Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index	Step Up Value:	135% of the Starting Value.
Starting Value:	The closing level of the Market Measure on the pricing date	Step Up Payment:	$3.50 per unit, which represents a return of 35% over the principal amount.
Observation Level:	The closing level of the Market Measure on the applicable Observation Date.	Threshold Value:	85% of the Starting Value.
Observation Dates:

On or about April  , 2018, March  , 2019, March  , 2020 and March  , 2021, approximately one, two, three and four years after the pricing date.  The Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.

		Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Call Level:	100% of the Starting Value	Fees Charged:

The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described in “Structuring the Notes” on page TS-15.

Call Amounts (per Unit):

[$10.70 to $10.80] if called on the first Observation Date, [$11.40 to $11.60] if called on the second Observation Date, [$12.10 to $12.40] if called on the third Observation Date, and [$12.80 to $13.20] if called on the final Observation Date.

The actual Call Amounts will be determined on the pricing date.

		Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪     Product supplement EQUITY INDICES SUN-1 dated July 28, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916135052/a16-14463_41424b3.htm

▪     Series A MTN prospectus supplement dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪     Prospectus addendum dated February 3, 2015:
http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

▪     Prospectus dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪     You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases  from the Starting Value to an Ending Value that is below the Threshold Value.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪     You want to hold your notes for the full term.

▪     You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪     You seek 100% principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪     You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

Hypothetical Payout Profile at Maturity

The below graph is based on hypothetical numbers and values. These hypothetical values would only apply if the notes are not called on any Observation Date, and show a payout profile at maturity.

Autocallable Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on a Threshold Value of 85% of the Starting Value, the Step Up Payment of $3.50 per unit and the Step Up Value of 135% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date, and term of your investment.

The following table is based on a Starting Value of 100, a Threshold Value of 85, the Step Up Value of 135 and the Step Up Payment of $3.50 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
50.00	-50.00%	$6.50	-35.00%
75.00	-25.00%	$9.00	-10.00%
80.00	-20.00%	$9.50	-5.00%
85.00(1)	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
100.00(2)	0.00%	$13.50(3)	35.00%
102.00	2.00%	$13.50	35.00%
105.00	5.00%	$13.50	35.00%
110.00	10.00%	$13.50	35.00%
120.00	20.00%	$13.50	35.00%
130.00	30.00%	$13.50	35.00%
135.00(4)	35.00%	$13.50	35.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
154.00	54.00%	$15.40	54.00%
160.00	60.00%	$16.00	60.00%

(1)                     This is the hypothetical Threshold Value.

(2)                     The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)                     This amount represents the sum of the principal amount and the Step Up Payment of $3.50.

(4)                     This is the hypothetical Step Up Value.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

Redemption Amount Calculation Examples

Example 1

The Ending Value is 75.00, or 75.00% of the Starting Value:

Starting Value:                100.00

Threshold Value:   85.00

Ending Value:                   75.00

Redemption Amount per unit

Example 2

The Ending Value is 95.00, or 95.00% of the Starting Value:

Starting Value:                100.00

Threshold Value:   85.00

Ending Value:                   95.00

Redemption Amount per unit = $10.00, the principal amount, since the Ending Value is less than the Starting Value, but is equal to or greater than the Threshold Value.

Example 3

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:                100.00

Step Up Value:              135.00

Ending Value:                   110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 4

The Ending Value is 154.00, or 154.00% of the Starting Value:

Starting Value:                100.00

Step Up Value:              135.00

Ending Value:                   154.00

Redemption Amount per unit

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                  If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                  Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪                  If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪                  Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪                  The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-15. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪                  The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

▪                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪                  You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪                  While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

▪                  There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S.  These potential conflicts of interest include the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

▪                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-28 of product supplement EQUITY INDICES SUN-1.

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due March , 2022

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The Index was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell. The information reflects the policies of, and is subject to change by, FTSE Russell (the “Index sponsor”). The Index is calculated, maintained and published by FTSE Russell. The Index is reported by Bloomberg under the ticker symbol “RTY <Index>.” The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and, as of March 31, 2016, has the following top five industry groups by market capitalization: Financial Services, Consumer Discretionary, Technology, Health Care and Producer Durables. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together, as of that date, represents approximately 98% of the investable U.S. equity market.

Selection of Stocks Underlying the Index

Security Inclusion Criteria

Below are the requirements to be eligible for inclusion in the  Russell 3000, and, consequently, the Index:

•                  U.S. company. All companies eligible for inclusion in the Index must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner.  Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the “rank day” (typically the last trading day in May, but a confirmed timetable is announced each spring) in May. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Gurnsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

•                  Trading requirements. All securities eligible for inclusion in the FTSE Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion.

•                  Minimum closing price. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last trading day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major eligible U.S. exchange, that stock will be eligible for inclusion.

•                  Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Index.

•                  Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the FTSE Russell Indices.  Companies with 5% or less will be removed from eligibility.

•                  Company structure. Royalty trusts, limited liability companies, closed-end investment companies, Companies that are required to report Acquired Fund Fees and Expenses, Business Development Companies, blank-check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development

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companies (BDCs), exchange traded funds and mutual funds are also not eligible.

•                  Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and installment receipts trust receipts are not eligible for inclusion.

•                  Deadline for inclusion. Stocks must be listed on the rank day in May each year and FTSE Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis.

All FTSE Russell indices, including the Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the rank day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the rank day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter.

•                Determining total shares outstanding. Common stock, non-restricted exchangeable shares and, in certain cases, partnership units/membership interests are used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•                Determining price. During each annual reconstitution, the last traded price on the rank day of that year from the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all FTSE Russell indices, including the Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•                  Officers and directors’ holdings. Shares held by officers and directors are all considered unavailable and removed entirely from available shares. The float research process does allow removal of options/warrants/convertibles from the officer and director holdings when those shares are provided in a summed format within the footnotes. However, if FTSE Russell determines that a company is being excluded from index membership solely on the basis of the minimum float requirement, FTSE Russell will use best available information found within SEC filings, filed on or before the rank day in May.

•                  Large private holdings. Shares held by private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. Private equity and venture capital firms are considered large private holders.

•                  Institutional holdings. This includes investment companies, partnerships, insurance companies, mutual funds, and banks, whose holdings will be removed from available shares if their holding is greater than 30%. If a firm has a direct relationship to the company, such as board representation, they will be considered strategic and will be excluded regardless of the size of holding per the officers and directors’ exclusion rule.

•                  Publicly listed companies. Holdings are removed from the available shares of an index member. Holdings considered as Institutional will be considered as available unless the 30% threshold is surpassed, regardless of listing.

•                  Employee stock ownership plan shares and leveraged employee stock ownership plan shares. These shares are considered unavailable and removed entirely from available shares.

•                  IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the FTSE Russell indices.

•                  Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and

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removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares unless the holding is greater than 30%.

Corporate Actions Affecting the Index

Changes to all FTSE Russell U.S. indices, including the Index, are made when an action is final.

•                  “No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•                  Mergers and acquisitions. Merger and acquisition activity may result in changes to the membership and weighting of members within the Index.

•                  Re-incorporations. Members of the Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

•                  Re-classifications of shares (primary vehicles). Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

•                  Rights offerings. Rights offered to shareholders to purchase additional shares at a given subscription price only trigger index adjustment if the subscription price of the right is at a discount to the market price of the stock. FTSE Russell will not apply poison pill rights or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt.

•                  Changes to shares outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings and other potential changes are updated at the end of each month.  Share changes are reflected in vendor supplied updates and verified by FTSE Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

•                  Spin-offs. Spin-offs will be valued using an estimate prior to ex-date. When a spin-off results in an eligible security type being listed on an eligible exchange, the spin-off company will remain in the index until the next index review, regardless of size. When an index constituent spins off an ineligible security type or the spin-off company is listed on an ineligible exchange only, the security will be added to the index on the ex-date and subsequently removed with notice at market price once “regular way” trade has commenced.

•                  Tender offers. A company acquired as the result of a tender offer is removed when

a) Offer acceptances reach 90% (initial, extension or subsequent); and

Shareholders have validly tendered and the shares have been irrevocably accepted for payment; and all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; or

b) Where offer acceptances are below 90%, there is reason to believe that the remaining free float is under 5% based on information available at the time; or

c) Following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism.

•                  Voluntary exchange offers: A publicly traded company may offer to exchange or split-off some or all of its ownership in a separate publicly traded company. Once the offer expires, FTSE Russell will decrease the available shares in the offering company, and increase the available shares of “split-off” company, based on the results of the offering. FTSE Russell will effect this change based on, but not limited to, preliminary results, company filings, and exchange notices.

•                  Delisting. Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index.

•                  Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

•                  Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2) if the number of shares being issued is known prior to this date.

•                  Dividends. Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. The ex-date is used rather than the pay-date because the marketplace price adjustment for the dividend occurs on the ex-date. If a dividend is payable in stock and cash and the number of shares to be issued cannot be determined by the ex-date, the dividend is treated as all cash. If the number of shares to be issued as a stock dividend is announced subsequently, FTSE Russell will give effect to the share change on the pay date, providing appropriate notice can be given.

•                  Halted securities. Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a

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security is halted and declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted down to zero value and it will subsequently be removed from the Index with T+2 notice. In all other cases, the security will continue to be included in the Index for a period of up to 20 business days at its last traded price until the time the security resumes trading or is officially delisted.

Additional information on the Index is available on the following website: http://www.ftse.com. No information on the website shall be deemed to be included or incorporated by reference in this term sheet.

FTSE Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index.

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The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through February 23, 2017.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 23, 2017, the closing level of the Index was 1,394.623.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with FTSE Russell whereby we, in exchange for a fee, are permitted to use the Index and its related trademarks in connection with certain securities, including the notes. We are not affiliated with FTSE Russell; the only relationship between FTSE Russell and us is any licensing of the use of FTSE Russell’s indices and trademarks relating to them.

The license agreement between FTSE Russell and Barclays Bank PLC provides that the following language must be set forth in this term sheet:

“The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index (the “Index”) to track general stock market performance or a segment of the same. FTSE Russell’s publication of the Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Index is based. FTSE Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of FTSE Russell and of the Index which is determined, composed and calculated by FTSE Russell without regard to Barclays Bank PLC and its affiliates or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

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“Russell 2000® Index” and “Russell 3000® Index” are trademarks of FTSE Russell and have been licensed for use by Barclays Bank PLC. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the notes.

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•               the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•               a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•               a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date will be based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES SUN-1.

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Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussions under “Material U.S. Federal Income Tax Considerations” beginning on page PS-28 of product supplement EQUITY INDICES SUN-1, and “Material U.S. Federal Income Tax Consequences”, beginning on page S-111 of the Series A MTN prospectus supplement. Except as noted under “Non-U.S. Holders” below, and as described in the product supplement EQUITY INDICES SUN-1, this section applies to you only if you are a U.S. holder (as defined in product supplement EQUITY INDICES SUN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement EQUITY INDICES SUN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

The U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Index. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above. This opinion assumes that the description of the terms of the Notes in the term sheet is materially correct.

As discussed further in product supplement EQUITY INDICES SUN-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect.  Other alternative treatments for your notes may also be possible under current law.  For example, it is possible that the notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your notes are so treated, you would be required to accrue interest income over the term of your notes and you would recognize gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes.  Any gain you recognize upon the sale, redemption or maturity of your notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

In addition, it is possible that the Call Premium, if received, might be treated as ordinary income, rather than as resulting in capital gain.

For a further discussion of the tax treatment of your notes as well as other possible alternative characterizations, please see the discussion under “Material U.S. Federal Income Tax Considerations” in product supplement EQUITY INDICES SUN-1 and “Material U.S. Federal Income Tax Consequences—Notes Treated as Prepaid Forward or Derivative Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion in “Risk Factors—Significant aspects of the U.S. federal income tax treatment of the notes are uncertain” beginning on page PS-13 of product supplement EQUITY INDICES SUN-1.

Non-U.S. Holders.  The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the IRS has issued a Notice which states that the Section 871(m) regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).   We have determined that the notes are not “delta-one” contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the notes should not be subject to Section 871(m) withholding tax.

In addition, even if the Notes were a delta-one contract, they would generally not be subject to Section 871(m) because they should generally be treated as referencing only a “qualified index”.  However, an Index may not be treated as a qualified index with respect to a holder if the holder holds certain related short positions in the components of the Index.  In addition, certain combination rules could apply to treat the Notes as a delta-one contract with respect to a particular holder.  Holders are urged to consult their tax advisors regarding the application of Section 871(m) to their Notes, including the possibility that the Section 871(m) anti-abuse rule could apply to their Notes.

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Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

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